Clear Street LLC

SEC # 8-69972
CRD # 288933

Consolidated Combined
Statement of Financial Condition

With Report of Independent Registered Public Accounting Firm

December 31, 2019

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Members of Clear Street LLC

Opinion on the Financial Statements
We have audited the accompanying consolidated combined statement of financial condition of Clear Street LLC and Subsidiary (the Company) as of December 31, 2019, and the related notes to the consolidated combined financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

New York, New York
March 2, 2020

Clear Street LLC
Consolidated Combined Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$	43,847,835
Cash segregated under federal and other regulations		7,400,000
Financial instruments owned, at fair value		644,946,485
Securities borrowed		650,963,060
Securities received as collateral		756,676,339
Receivable from broker-dealers and clearing organizations		14,659,237
Receivable from customers		12,117,626
Other assets		2,218,288
Total Assets	$	2,132,828,870

Liabilities and Equity

Liabilities

Financial instruments sold, not yet purchased, at fair value	$	594,680,017
Securities loaned		655,427,521
Obligation to return securities received as collateral		756,676,339
Payable to broker-dealers and clearing organizations		10,507,326
Payable to customers		3,937,451
Accounts payable and accrued liabilities		10,257,112
Subordinated borrowings		24,000,000
	$	2,055,485,766

Equity

Members' Equity		77,343,104
Total Liabilities and Equity	$	2,132,828,870

The accompanying notes are an integral part of this consolidated combined statement of financial condition

Clear Street LLC
Notes to Consolidated Combined Statement of Financial Condition
December 31, 2019

1. Organization and Description of Business

Clear Street LLC (the "Company"), is a limited liability company organized in the state of Delaware. The Company's sole Class A member is Clear Street Holdings LLC ("Holdings") and the Company's sole Class B Member is Clear Street Capital LLC ("Capital"). Holdings was created as a vehicle through which the Company can allocate future, cumulative profits to its partners and employees. The Company's operating agreement provides that the CEO has sole authority to carry out management responsibilities and control day-to-day management of the Company's operations, including determination of profit and loss allocations among members, distributions and admittance of new members. As a limited liability company, the members' liabilities are limited to amounts reflected in their capital account.

Founded in 2016, the Company, headquartered in New York, is a broker-dealer registered with the U. S. Securities and Exchange Commission ("SEC"), the Municipal Securities Rulemaking Board ("MSRB") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company has clearing memberships with principal stock exchanges in the United States, including the New York Stock Exchange ("NYSE") and The Nasdaq Stock Market ('NASDAQ") among others. The Company is also a member of the Depository Trust and Clearing Company ("DTCC"), the National Securities Clearing Corporation ("NSCC") and the Options Clearing Corporation ("OCC"). The Company's primary designated self-regulatory organization is FINRA.

The Company is the sole Class A member of Clear Street Markets LLC ("Markets"). Markets is a proprietary trading firm and broker-dealer registered with the SEC and maintains memberships at most principal United States exchanges including NYSE, NASDAQ and the Chicago Board Options Exchange ("Cboe"). Markets' designated self-regulatory organization is Cboe. Market's sole Class B member is Capital. The accompanying Consolidated Combined Statement of Financial Condition includes the accounts of Markets at December 31, 2019.

The Company has entered into clearing arrangements with introducing brokers and executes and clears securities transactions directly for customers. Accordingly, the Company is subject to SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements. The Company is approved to engage in clearing, execution, prime brokerage, stock lending, and margin lending to customers of introducing firms as well as to direct customers and correspondents.

In August of 2019, the Company completed a corporate reorganization whereby Markets, who was the Company's immediate parent prior to August 31, 2019 became a subsidiary of the Company. As both the Company and Markets are entities under common control, the accompanying Consolidated Combined Financial Statements are presented as if the reorganization occurred on January 1, 2019, the beginning of the period presented. Accordingly, as of January 1, 2019, the Company's Consolidated Combined Statement of Changes in Member's Equity was adjusted by $31,620,317, the amount of the Company's Members' Equity attributable to Markets as of December 31, 2018.

Clear Street LLC

Notes to Consolidated Combined Statement of Financial Condition
December 31, 2019

2. Significant Accounting Policies

Basis of Presentation

The accompanying Consolidated Combined Statement of Financial Condition includes the accounts of the Company and its wholly owned subsidiary, Clear Street Markets LLC and are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All material intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of certain types of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date. Actual results may differ from estimated amounts. These assets would be categorized as Level 1 in the fair value hierarchy if they were required to be recorded at fair value.

Cash and Cash Equivalents

Cash and cash equivalents and Cash segregated in compliance with federal and other regulations include demand deposits held in banks and certain highly liquid investments with original maturities of three months or less. The carrying amount of such cash equivalents approximates their fair value due to the short term nature of these instruments.

The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. The Company manages this risk by selecting financial institutions deemed highly credit worthy to minimize the risk.

Securities borrowed and Securities loaned

The Company conducts securities borrowing and lending activities with external counterparties. In connection with these transactions, the Company receives or posts collateral, which comprises cash and/or securities. In accordance with substantially all of its stock borrow agreements, the Company is permitted to sell or repledge securities received. Securities borrowed or loaned are recorded based on the amount of cash or other collateral advanced or received. The initial cash collateral advanced or received generally approximates or is greater than 102% of the fair value of the underlying securities borrowed or loaned. The Company monitors the fair value of securities borrowed or loaned, and delivers or obtains additional collateral as appropriate. Receivables and payables with the same counterparty are not offset in the Consolidated Combined Statement of Financial Condition.

Securities received as collateral and Obligations to return securities received as collateral

The Company acts as lender in securities lending transactions and may receive securities that can be pledged or sold as collateral instead of receiving cash. The Company recognizes an asset on the Consolidated Combined Statement of Financial Condition for the market value of those securities and recognizes a liability for the same amount to recognize the obligation to return such collateral.

Clear Street LLC

Notes to Consolidated Combined Statement of Financial Condition
December 31, 2019

Receivable from/Payable to broker-dealers and clearing organizations

Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent they serve as deposits for securities sold, not yet purchased. At December 31, 2019, Receivables from broker-dealers and clearing organizations primarily represent amounts due from prime brokers in relation to the Company's trading activity, deposits with clearing organizations, amounts due for unsettled trades and amounts receivable related to interest on securities lending activities. Payables to broker-dealers and clearing organizations primarily represent interest payable related to securities lending activities and securities failed to receive.

Financial Instruments Owned Including Those Pledged as Collateral and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and Financial instruments sold, not yet purchased relate to market making and trading activities, and include listed and other equity securities.

The Company records financial instruments owned, including those pledged as collateral, and financial instruments sold, not yet purchased, at fair value.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The Company categorizes its financial instruments into a three level hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Clear Street LLC
Notes to Consolidated Combined Statement of Financial Condition
December 31, 2019

Transfers in or out of levels are recognized based on the beginning fair value of the period in which they occurred.

Derivative Instruments

Derivative instruments are used for trading purposes, including economic hedges of trading instruments, are carried at fair value, and include futures contracts, and options. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices. The Company presents its derivatives balances on a net-by-counterparty basis when the criteria for offsetting are met.

Exchange Memberships

Exchange memberships are recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of fair value. The Company's exchange memberships are included in Exchange memberships in the Consolidated Combined Statement of Financial Condition.

Income Taxes

The Company is a limited liability company and therefore no provision is made in this financial statement for federal, state or local income taxes as such liabilities are the responsibility of the individual members.

New Accounting Pronouncements

Leases

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. Under the new ASU, a lessee is required to recognize assets and liabilities for leases with lease terms of more than 12 months. The liability is equal to the present value of the future lease payments. The ROU asset is based on the liability, subject to adjustment, such as for initial direct costs. For statement of operations purposes, leases are classified as either operating or finance. Operating leases result in straight-line expense (similar to previous operating lease guidance) while finance leases result in a front-loaded expense pattern (similar to previous capital lease guidance). Classification is based on criteria that are largely similar to those applied in previous lease accounting. Management has determined that as the lease of office space occupied by the Company is held by a related party and the space arrangement can be cancelled by either party at any time. Therefore, the lease would not fall under ASC 842 and would have no impact on the Company's Consolidated Combined Financial Statements.

Fair Value Measurement

In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement*, which modified the disclosure requirements on fair value measurements in ASC Topic 820, Fair Value Measurement. Disclosure requirements were eliminated for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for

Clear Street LLC

Notes to Consolidated Combined Statement of Financial Condition
December 31, 2019

timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. Disclosure requirements were added for changes in unrealized gains and losses for the period included in operating income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The ASU is effective for periods beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not expect the adoption of this ASU to have a material impact on its Consolidated Combined Statement of Financial Condition.

Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326) -Measurement of Credit Losses on Financial Instruments*. This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings, and adoption of the ASU will generally result in earlier recognition of credit losses. Expected credit losses will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount, and credit losses will be generally recognized earlier than under current U.S. GAAP. In June 2019, the FASB issued ASU 2019-05, *Financial Instruments-Credit Losses* (Topic 326): *Targeted Transition Relief*, which provides entities with an option to irrevocably elect the fair value option on an instrument-by-instrument basis for certain instruments upon adoption of the new Credit Losses standard. The ASUs are effective for periods beginning after December 15, 2019, including interim periods within that fiscal year.

The Company is currently in the process of identifying and developing the changes to the Company's existing models and processes that will be required under CECL. As of December 31, 2019, the ASU is expected to impact only those financial instruments that are carried by the Company at amortized cost such as securities borrowing/lending transactions and receivables from customers, broker-dealers and clearing organizations. However, the ultimate impact of adoption of this ASU on the Company's financial condition will depend on, among other things, the economic environment and the type of financial assets held by the firm on the date of adoption.

3. Cash Segregated Under Federal or Other Regulations

The Company maintains custody of customer funds and is obligated by rules and regulations mandated by the SEC to segregate or set aside cash and or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets. Included in Cash segregated under federal or other regulations was $7,000,000 which has been segregated in a special reserve account for the exclusive benefit of customers and $400,000 in a special account for the exclusive benefit of introducing brokers under SEC Rule 15c3-3. The amounts recognized as Cash segregated under federal or other regulations approximate fair value.

Clear Street LLC

**Notes to Consolidated Combined Statement of Financial Condition
December 31, 2019**

4. Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from and Payables to broker-dealers and clearing organizations at December 31, 2019 consist of the following:

Assets

Deposits with clearing organizations	$	8,317,956
Due from prime brokers		2,658,778
Net equity with futures commission merchants		2,329,576
Unsettled trades with clearing organization		732,617
Commissions and fees		620,308
Total receivables from broker-dealers and clearing organizations	**$**	**14,659,237**

Liabilities

Due to prime brokers	$	9,527,479
Due to introducing brokers		251,914
Commissions and fees		655,923
Securities failed to receive		72,010
Total payables to broker-dealers and clearing organizations	**$**	**10,507,326**

5. Fair Value

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with accounting standards as described in note 2: *Significant Accounting Policies*. Exchange-traded equity securities and listed equity options, are valued based on quoted prices from the primary exchange, and are classified as Level 1 securities in the fair value hierarchy. Corporate bonds are value based on recently executed transactions or market quotations, and are generally categorized as Level 2 investments in the fair value hierarchy. Values for financial instruments other than those discussed above are estimated in good faith by the Company, and are generally categorized as Level 3 in the fair value hierarchy. As of December 31, 2019, the Company held no financial instruments whose values were estimated by the Company.

Clear Street LLC
Notes to Consolidated Combined Statement of Financial Condition
December 31, 2019

Financial instruments owned and Financial instruments sold, not yet purchased consist of trading and investment securities reported at fair values, as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets				
Financial instruments owned				
Equities	$ 627,923,010	$ -	$ -	$ 627,923,010
Listed equity options	15,194,373	-	-	15,194,373
Corporate bonds	-	1,849,102	-	1,849,102
Total Financial instruments owned	643,117,383	1,849,102	-	644,966,485
Total Assets	$ 643,117,383	$ 1,849,102	$ -	$ 644,966,485
Liabilities				
Financial instruments sold, not yet purchased				
Equities	$ 309,636,617	$ -	$ -	$ 309,636,617
Listed equity options	275,272,424	-	-	275,272,424
Corporate bonds		9,770,976	-	9,770,976
Total Financial instruments owned, not yet purchased	584,909,041	9,770,976	-	594,680,017
Total Liabilities	$ 584,909,041	$ 9,770,976	$ -	$ 594,680,017

6. Derivative Instruments

The fair value of the Company's derivative instruments not designated as hedging instruments on a gross basis consisted of the following at December 31, 2019:

Derivative Assets	Financial Statement Location	Fair Value	Notional Value
Interest rate futures	Receivable from broker-dealers and clearing organizations	$ 313	$ 24,613,531
Options	Financial instruments Owned	15,194,373	1,696,239,121

Derivative liabilities	Financial Statement Location	Fair Value	Notional Value
Interest rate futures	Receivable from broker-dealers and clearing organizations	$ (18,439)	$ 24,595,718
Fixed income futures	Receivable from broker-dealers and clearing organizations	(11,875)	779,531
Options	Financial instruments sold, not yet purchased	275,272,424	2,727,593,425

Amounts included in Receivable from broker-dealers and clearing organizations represents net variation margin on futures contracts and other deposits related to futures trading.

Clear Street LLC

Notes to Consolidated Combined Statement of Financial Condition
December 31, 2019

7. Collateralized Transactions

The Company enters into securities borrowing and lending transactions to meet counterparty needs, earn residual interest spreads and obtain securities for settlement purposes. Under most agreements the Company is permitted to sell or repledge securities received as collateral and use these securities to enter into securities lending transactions or deliver these securities to counterparties or clearing organizations to cover short positions. At December 31, 2019, substantially all of the securities received as collateral have been repledged.

Although the Company does not net securities borrowed and securities loaned, substantially all securities borrow and loan agreements are transacted under master securities loan agreements that give the Company the right to liquidate securities held and offset receivables and payables with the same counterparty in the event of default by that counterparty. These financial instruments are presented on a gross basis on the Consolidated Combined Statement of Financial Condition. In the table below, the amounts of financial instruments that are not offset in the Consolidated Combined Statement of Financial Condition, but could be netted against financial liabilities with specific counterparties under legally enforceable master netting agreements in the event of default, are presented to provide financial statement readers with the Company's estimate of its net exposure to counterparties for these financial instruments.

The following tables set forth the gross and net presentation of Securities Borrowed and Securities loaned as of December 31, 2019:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Combined Statement of Financial Condition	Net Amounts of Assets Presented in the Consolidated Combined Statement of Financial Condition	Gross Amounts Not Offset in the Consolidated Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Received	
Offsetting of Financial Assets						
Securities borrowed	$ 650,963,060		$ 650,963,060	$ 639,344,407	$ 10,923,734	$ 694,919
Market value of collateral received	756,676,339		756,676,339	756,676,339		-
Total	$ 1,407,639,399	$ -	$ 1,407,639,399	$ 1,396,020,746	$ 10,923,734	$ 694,919
Offsetting of Financial Liabilities						
Securities loaned	$ 655,427,521		$ 655,427,521	$ 643,668,994	$ 10,923,734	$ 8,347,923
Obligation to return colateral	756,676,339		756,676,339	756,676,339		-
Total	$ 1,412,103,860	$ -	$ 1,412,103,860	$ 1,400,345,333	$ 10,923,734	$ 8,347,923

At December 31, 2019, all of the open securities borrowed and securities loaned transactions had maturities that were either overnight or continuous. Substantially all of the securities pledged as of December 31, 2019 were Equities or Exchange Traded Funds ("ETF's")

Clear Street LLC

Notes to Consolidated Combined Statement of Financial Condition
December 31, 2019

8. Borrowings

On June 3, 2019, the Company entered into a revolving credit agreement (the "Agreement") with a bank for an aggregated borrowing limit of $10 million. The Agreement is to be used to finance the purchase and settlement of securities and bears interest at the Federal Funds Rate plus 1.5% per annum.

In connection with the Agreement, the Company incurred issuance costs of $50,000 which is being amortized over the term of the Agreement. Included in Other assets at December 31, 2019 is $20,833 representing the unamortized balance of these costs. At December 31, 2019 there were no outstanding balances under the Agreement.

9. Financial Instruments and Off-Balance Sheet Risk

Customer Activities

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers which is collateralized by cash and/or securities in a customer account. In connection with these activities, the Company executes and clears customer transactions involving securities sold, not yet purchased. The Company seeks to control risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory,

exchange and internal guidelines. The Company monitors required margin levels daily, pursuant to such guidelines, the Company requires the customer to deposit additional collateral or reduce positions, when necessary. Such transactions may expose the Company to significant off-balance sheet risk in the event the collateral is not sufficient to cover losses which customers may occur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell the collateral at prevailing market prices in order to fulfill the customer's obligations.

Market Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Consolidated Combined Financial Statements at December 31, 2019 at fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2019. In connection with its proprietary market making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options, futures contracts, and options on futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contractual price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contractual price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. The majority of the Company's transactions with off-balance sheet risk are short-term in duration.

Clear Street LLC

Notes to Consolidated Combined Statement of Financial Condition
December 31, 2019

Credit Risk

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded derivative financial instruments, such as options, futures, and options on futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

The Company clears its trades through clearing brokers. In the event these entities do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of these entities. The Company attempts to minimize this credit risk by monitoring the creditworthiness of these entities.

10. Related Party Transactions

The Company has a management and an expense sharing agreement with Clear Street Management LLC ("CS Management") which is the sole Class A member of Capital. The Company shares office space in New York with CS Management. CS Management also provides payroll and administrative services to the Company. The company is allocated cost based on actual usage. At December 31, 2019, included in Accrued expenses and other liabilities was $557,328 payable to CS Management.

The Company maintains a consulting and service agreement with Clear Street Technologies LLC ("CS Tech") for technology infrastructure and support. CS Tech is under common control with the Company through Capital which is the parent for both. At December 31, 2019, included in Accrued expenses and other liabilities was $655,928 payable to CS Tech.

The Company maintains a software license agreement with Clear Street Technologies USVI LLC ("CS Tech USVI") for technology infrastructure and support. CS Tech USVI is under common control with the Company through the ultimate owners of Capital. At December 31, 2019, there were no amounts payable or receivable between the Company and CS Tech USVI.

In the ordinary course of business, the Company also interacts with three other affiliated entities under common control for various services. At December 31, 2019, included in Accrued expenses and other liabilities was $27,650 payable to one of these related parties.

The Company executed a subordinated borrowing agreement with Capital on December 31, 2019 which bears interest at the rate of 6.50% per annum and matures on December 31, 2024. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements it cannot be repaid.

Clear Street LLC
Notes to Consolidated Combined Statement of Financial Condition
December 31, 2019

11. Net Capital Requirements

The Company and Markets are subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $1.5 million or 2% of aggregate debit items as defined. Markets is required to maintain net capital equal to the greater of $250,000 or a calculated amount based on the number of securities it makes markets in to a maximum of $1,000,000 These regulations also prohibit a broker-dealer from paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of its total net capital to less than 150% of its minimum required capital. Moreover, broker-dealers are required to notify the SEC and other regulators prior to paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 10% or more its excess net capital (net capital less the minimum requirement). The SEC and FINRA have the ability to prohibit or restrict such transactions if the result is detrimental to the integrity of the broker-dealer. At December 31, 2019, the Company had net capital of $54,054,813, which was $52,554,813 in excess of its required net capital of $1,500,000. At December 31, 2019, Markets had net capital of $18,915,798, which was $17,915,798 in excess of its required net capital of $1,000,000.

12. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019 and through March 2, 2020 the date of the issuance of these financial statements. There have been no material subsequent events that have occurred during such period that would require disclosure in this report or would be required to be recognized in the Consolidated Combined Statement of Financial Condition as of December 31, 2019.